UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
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                                          .................................
                                          .     SEC FILE NUMBER           .
                                          .     Pending                   .
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                                          .     CUSIP NUMBER              .
                                          .     G3529X106                 .
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                          NOTIFICATION OF LATE FILING

(Check One): Form |_| 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR

    For Period Ended: September 30, 2002
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    [ ]Transition Report on Form 10-K
    [ ]Transition Report on Form 20-F
    [ ]Transition Report on Form 11-K
    [ ]Transition Report on Form 10-Q
    [ ]Transition Report on Form N-SAR
    For the Transition Period Ended:
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     Read Instruction (on back page)Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                    FLAG Telecom Group Limited
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Full Name of Registrant

                    FLAG Telecom Holdings Limited
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Former Name if Applicable

                    Cedar House, 41 Cedar Avenue
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Address of Principal Executive Office (Street and Number)

                    Hamilton HM12, Bermuda
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|     (a) The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date*; and

|X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

*The timing of the filing of the Form 10-Q is addressed more fully in Part III of this Form 12b-25.


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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        As announced in a press release dated October 10, 2002, FLAG Telecom Group Limited (the "Registrant"), a corporation organized under the laws of Bermuda, became the successor to FLAG Telecom Holdings Limited ("Old FLAG") on October 9, 2002 (the "Effective Date"), as a result of the consummation of the transactions contemplated by that certain Third Amended and Restated Plan of Reorganization of Old FLAG and certain of its subsidiaries, with certain modification thereto (the "Plan"), under chapter 11 of the United States Bankruptcy Code, as confirmed by the United States Bankruptcy Court for the Southern District of New York on September 26, 2002.

        As of the Effective Date, the Registrant reorganized its capital structure as set forth in detail in the Plan and the related Third Amended and Restated Disclosure Statement dated as of August 8, 2002 and intends to account for the reorganization and the related transactions using the principles of "fresh start" accounting described in the Statement of Position 90-7 ("SOP 90-7") issued by the American Institute of Certified Public Accountants. Under "fresh start" accounting principles, the Registrant will determine its reorganization value as of Effective Date. Accordingly, Old FLAG's financial statements, including information to be filed in a Form 10-Q for the period ended September 30, 2002, will not be comparable to future periods. However, notwithstanding the fact that the Registrant intends to avail itself of "fresh start" accounting for the period following the Effective Date, management of the Registrant has determined that financial information of Old FLAG at September 30, 2002 may be of interest to shareholders of the Registrant and therefore intends to file such information in a Form 10-Q.

        However, the Registrant is not yet in a position to timely file, without unreasonable effort and expense, a Form 10-Q for the period ended September 30, 2002 for the following reason.

        Effective July 31, 2002, Arthur Andersen U.K. resigned from its role as auditor of Old FLAG. Given that Old FLAG was at the time involved in chapter 11 proceedings, Old FLAG determined that it would be in the best interests of the Registrant to have the anticipated new members of the Board of Directors of the Registrant involved in the process of selecting new auditors. Accordingly, the Registrant began interviewing new auditors immediately following the Effective Date. On October 30, 2002, the Registrant retained Ernst & Young ("E&Y") as its new auditors and is currently in the process of finalizing the necessary engagement documents, which are expected to become effective as of the end of November 2002. E&Y has not had sufficient time to familiarize themselves with the books, records and operations of the Registrant in order to be in a position to assist in the review and analysis of the Registrant's Form 10-Q or to assess the impact of the Securities and Exchange Commission's (the "SEC") ruling on August 6, 2002 (the "SEC Ruling") governing the accounting treatment of certain reciprocal transactions that subsidiaries of the Registrant have entered into in the past, primarily in 2001.

        The Registrant will attempt to file its Form 10-Q as soon as it and its new auditors have had the opportunity to complete their analysis and review of the information to be contained in the Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Kees van Ophem                  011                 44 20 7317 0805
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     (Name)                        (Area Code)           (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               |_|Yes     |X|No

     Quarterly Report on Form 10-Q for the period ended June 30, 2002
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? | |Yes |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As indicated above, the Registrant, in consultation with E&Y, will need to apply the SEC Ruling to, among other things, revenue recognition and accounting treatment of reciprocal transactions with other industry participants in which the Registrant or its subsidiaries had sold capacity, services or facilities, by way of leases, rights of use, or service agreements, to other telecommunications companies or service providers at approximately the same time that they lease or purchase capacity, services or facilities from these same companies or affiliates. Though the Registrant is of the view that its past accounting for such transactions was in full compliance with the accounting standards in effect at that time, it may need to revise certain numbers to reflect the retroactive application of the SEC Ruling. However, the Registrant does not expect such revision, if any, to have a significant impact on the Registrant's results of operations, as discussed in the Registrant's Annual Report on Form 10-K filed with the SEC on April 2, 2002, pages 30-32.


                           FLAG Telecom Group Limited
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2002                    By: /s/ Kees van Ophem
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                                               Name:  Kees van Ophem
                                               Title: General Counsel

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).




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